EXTERRAN PARTNERS, L.P.

16666 NORTHCHASE DRIVE

HOUSTON, TEXAS 77060

January 5, 2015

Via EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-4
File No. 333-200924

Dear Mr. Schwall:

On behalf of the Exterran Partners, L.P. (the “Company”), EXLP Finance Corp. (“Finance Corp.”) and the Additional Registrants listed in the Registration Statement (together with the Company and Finance Corp., the “Registrants”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 3:00 p.m., Washington, D.C. time, on January 7, 2015, or as soon thereafter as practicable.  As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Registrants hereby acknowledge that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EXTERRAN PARTNERS, L.P.

By:	Exterran General Partner, L.P. its general partner

By:	Exterran GP LLC, its general partner

By:	/s/ David S. Miller
Name: David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

EXLP FINANCE CORP.

By:	/s/ David S. Miller
Name: David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

EXLP OPERATING LLC,

By:	Exterran Partners, L.P., its sole member

By:	Exterran General Partner, L.P., its general partner

By:	Exterran GP LLC, its general partner

By:	/s/ David S. Miller
Name: David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

Signature Page to Acceleration Request

EXLP LEASING LLC,

By:		EXLP Operating LLC, its sole member

By:		Exterran Partners, L.P., its sole member

By:		Exterran General Partner, L.P., its general partner

By:		Exterran GP LLC, its general partner

By:		/s/ David S. Miller
Name: David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

Signature Page to Acceleration Request